UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE            `   `
                                                             November 19, 2020

Via Email

Donald T. Robinson
Executive Vice President and Chief Financial Officer
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia 26554-2777

        Re:      MVB Financial Corp.
                 Schedule TO-I
                 Filed on November 17, 2020
                 File No. 005-89723

Dear Mr. Robinson:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase unless otherwise indicated.

Schedule TO-I

Exhibit (a)(1)(A)     Offer to Purchase

General

     1. Statements throughout the Offer to Purchase indicate that your directors and executive officers are not permitted to participate in the Offer. In the appropriate section of the
        Offer to Purchase, please clarify the source of and/or basis for this prohibition.
 Donald T. Robinson
MVB Financial Corp.
November 19, 2020
Page | 2

    2. We note the following statement under the header    Summary of
Procedures for
       Tendering your Shares   :    WE ARE NOT MAKING THE OFFER TO, AND WILL
       NOT ACCEPT ANY TENDERED SHARES FROM, SHAREHOLDERS IN ANY
       JURISDICTION WHERE IT WOULD BE ILLEGAL TO DO SO . . . . .    While offer
       materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders (notwithstanding the subsequent statement that you will comply with the requirements of Rule 13e-4(f)(8)). See Rule 13e-4(f)(8)(i) and guidance in
       Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements in Exhibits (a)(1)(B),
(D), (E) and
       in (F).

Procedures for Tendering Shares, page 20

    3. We note your statement that    [t]o tender Shares properly, one and only
one box must be
       checked in the section captioned    Price (in Dollars) Per Share at
Which Shares Are
       Being Tendered    in the Letter of Transmittal.    Please further
disclose (consistent with
       the instructions to the Letter of Transmittal) that if more than one box is checked or if no box is checked, there is no valid tender of Shares.

Conditions of the Offer, page 27

    4. We note that the Offer is not completely financed and is subject to the Financing
       Condition. Generally, when an offer is not financed, or when a bidder s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform shareholders as required by Rule 13e-4 (e)(3).
       In addition, please confirm that five business days will remain in the Offer following disclosure of the change or that the Offer will be extended so that at least five business days remain in the offer. Refer to Release No. 34-23421 (July 11, 1986), at footnote 70, and Release No. 34-24296 (April 3, 1987).

    5. With a view towards disclosure, please clarify what would constitute an internal
       interpretation    as used in the first bullet on page 28.
 Donald T. Robinson
MVB Financial Corp.
November 19, 2020
Page | 3

      6. You have included a condition that will be triggered by, among other
things,    any
         commencement of a war, armed hostilities or other national or international calamity, including, but not limited to, an act of terrorism . . . directly or indirectly involving the
         United States    without any materiality qualifier on the gravity of
such an event and
         without limiting the event to one directly involving the United States. Therefore, if any
         event anywhere in the world    triggers    this condition while the
Offer is pending, you
         must promptly amend the Offer materials to advise shareholders whether you will waive the condition, or assert it and terminate the Offer. Depending on the timing of this event and your revised disclosure, you may also be required to extend the Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it.

Source and Amount of Funds, page 29

      7. Please disclose any material conditions to the Notes Offering as well as whether any alternative financing arrangements or alternative financing plans exist in the event the
         Notes Offering falls through. See Item 1007(b) of Regulation M-A.

      8. Please provide the information required by Item 1007(d) of Regulation M-A with respect to the Notes Offering.

                                           *       *      *

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-8729.

                                                               Sincerely,

                                                               /s/ Valian A.
Afshar

                                                               Valian A. Afshar
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions



cc:     James J. Barresi, Esq.
        Squire Patton Boggs (US) LLP